Exhibit (C) (7)

*** or *** (                )*** indicates material has been omitted or substituted pursuant to a Confidential Treatment Request filed with the Securities and Exchange Commission. A complete copy of this document has been filed with the Securities and Exchange Commission.

PROJECT TITAN

Presentation to the Special Committee

Summary of 3rd Round Bids

Strictly Private and Highly Confidential

July 1, 2004

3rd Round Bids: “Best and Final” Definitive Acquisition Proposal Summary

	Strategic / Financial 81%/100%	Financial
		81%	81%/100%
(Per RBC Capital Markets)	*** (White)	*** (Purple)	Blackstone / H&F / KKR / TPG (Red)
Offer	• 81% interest owned by CenterPoint or 100%	• 81% interest owned by CenterPoint	• A: 100% • B: 81% interest owned by CenterPoint

Value of Offer

•      With 338(h)(10) election: $46.50 per share for 81% ($3.01 billion); $47.75 per share for 100% ($3.82 billion)

•      Without 338(h)(10) election: $40.00 per share for the 81% ($2.59 billion); $41.25 per share for 100% ($3.30 billion)

•      “Each of the above increased prices, includes $0.75 in value per share that is attributable to hedging programs that [Texas Genco] would need to implement in advance of the acquisition…”

•      $40.75 per share ($2.64 billion), net to CenterPoint, less an amount paid to Texas Genco shareholders in a special dividend that will be funded by new leverage at Texas Genco and distributed immediately prior to the equity purchase

•      Alternate Structure 1 – Debt Exchange and Partial Spin-off of Remaining Shares (See Appendix – excerpted from bid letter dated 6/28/04)

•      Alternate Structure 2 – Cash Rich Split-off (See Appendix – excerpted from bid letter dated 6/28/04)

•      A: Without 338(h)(10) election—$45.25 per share ($3.62 billion)

•      “We have further refined the 100% transaction structure…and now believe we can complete that transaction with no incremental tax leakage to CenterPoint while still allowing for a significant portion of the purchase price to be paid on a tax-efficient, accelerated basis This accelerated payment should be worth approximately an incremental $1 per share on a net present value basis. These two features of the 100% transaction structure make it equivalent to a $46.25 offer for a direct c-corp purchase of CenterPoint’s 81% interest.” (See p.12 for proposed structure of 100% Transaction)

•      B1: With 338(h)(10) election—$44.50 cash per share ($2.88 billion)

•      “…we would be prepared to offer $44.50 per share in cash. We continue to believe…that a 338(h)(10) transaction is not a tax efficient way to structure this transaction, as it would result in approximately $200 million of aggregate tax leakage to CenterPoint and the Sponsors and would also be tax-inefficient for the minority shareholders of Texas Genco.”

•      B2: Without 338(h)(10) election - $43.50 cash per share ($2.82 billion)

•      “We are prepared to acquire CenterPoint’s 81% stake in a tax-efficient sponsored recapitalization (“Sponsored Recap”) in which a cash distribution of $32.23 per share, would be made to all Texas Genco shareholders and in which CenterPoint would receive overall consideration of $43.50 per share in cash.”

3rd Round Bids: “Best and Final” Definitive Acquisition Proposal Summary

	Strategic / Financial 81%/100%	Financial
		81%	81%/100%
(Per RBC Capital Markets)	*** (White)	*** (Purple)	Blackstone / H&F / KKR / TPG (Red)
Sources of Financing

•      “The Buying Group has multiple sources of financing…with members of the Buying Group providing equity capital for the remainder of the proceeds…”

•      The debt portion of the purchase price will be funded through a combination of bank and bond financing that will consist of the stapled financing offered through Citibank and/or financing offered by one or more of ***

•      Debt commitments have been provided by Citibank, ***

• $1.8 billion debt offering, fully financed, not subject to contingency • Equity offering of approximately 64.8 million shares at $40.75 per share

•      B1&2: “The overall consideration to CenterPoint would be funded with a combination of committed equity capital from the Sponsors and 81% of a special distribution paid to all shareholders. The special distribution would be funded with a combination of newly issued debt and excess cash on the balance sheet of Texas Genco.”

•      Sponsors prepared to commit up to $1,042 million in sponsor equity and execute the Equity Commitment Letter upon execution of a definitive agreement

•      $2,500 million in bank and bond financing on a fully committed basis from Goldman Sachs

•      “The amount and types of indebtedness would be the same in the Sponsored Recap (with or without a 338(h)(10) election) and the 100% Transaction.”

APPENDIX

3rd Round Bids: “Best and Final” Definitive Acquisition Proposal Analysis

	Strategic / Financial 81%/100%	Financial
		81%	81%/100%
(Per RBC Capital Markets)	*** (White)	*** (Purple)	Blackstone / H&F / KKR / TPG (Red)
Offer	• 81% interest owned by CenterPoint or 100%	• 81% interest owned by CenterPoint	• A: 100% • B: 81% interest owned by CenterPoint

Value of Offer

•      With 338(h)(10) election: $46.50 per share for 81% ($3.01 billion); $47.75 per share for 100% ($3.82 billion)

•      Without 338(h)(10) election: $40.00 per share for the 81% ($2.59 billion); $41.25 per share for 100% ($3.30 billion)

•      “Each of the above increased prices includes $0.75 in value per share that is attributable to hedging programs [and/or bilateral sales] that [Texas Genco] would need to implement in advance of the acquisition…”

•      “The $0.75 increase would be prorated for any portion of acceptable hedge volumes achieved prior to closing of the acquisition.”

•      “We confirm that the Buying Group is willing to pay the same per share purchase price whether the Company’s interest in the South Texas Project nuclear facility (“STP”) is sold prior to or concurrently with the closing the Transaction or remains an asset of Texas Genco following the Transaction…we believe that selling the STP interest to an experience owner of nuclear facilities will expedite the process of obtaining necessary regulatory approvals.”

•      $40.75 per share ($2.64 billion), net to CenterPoint, less an amount paid to Texas Genco shareholders in a special dividend that will be funded by new leverage at Texas Genco and distributed immediately prior to the equity purchase

•      Alternate Structure 1 – Debt Exchange and Partial Spin-off of Remaining Shares (See Appendix – excerpted from bid letter dated 6/28/04)

•      Alternate Structure 2 – Cash Rich Split-off (See Appendix – excerpted from bid letter dated 6/28/04)

•      A: Without 338(h)(10) election - $45.25 per share ($3.62 billion)

•      “We have further refined the 100% transaction structure and now believe we can complete that transaction with no incremental tax leakage to CenterPoint while still allowing for a significant portion of the purchase price to be paid on a tax-efficient, accelerated basis This accelerated payment should be worth approximately an incremental $1 per share on a net present value basis. These two features of the 100% transaction structure make it equivalent to a $46.25 offer for a direct c-corp purchase of CenterPoint’s 81% interest.” (See p.12 for proposed structure of 100% Transaction)

•      B1: With 338(h)(10) election - $44.50 cash per share ($2.88 billion)

•      “…we would be prepared to offer $44.50 per share in cash. We continue to believe…that a 338(h)(10) transaction is not a tax efficient way to structure this transaction, as it would result in approximately $200 million of aggregate tax leakage to CenterPoint and the Sponsors and would also be tax-inefficient for the minority shareholders of Texas Genco.”

•      B2: Without 338(h)(10) election - $43.50 cash per share ($2.82 billion)

•      “We are prepared to acquire CenterPoint’s 81% stake in a tax-efficient sponsored recapitalization (“Sponsored Recap”) in which a cash distribution of $32.23 per share, would be made to all Texas Genco shareholders and in which CenterPoint would receive overall consideration of $43.50 per share in cash.”

Form of Consideration	Cash	Cash	• A: Cash • B1: Cash • B2: Cash

3rd Round Bids: "Best and Final" Definitive Acquisition Proposal Analysis

	Strategic / Financial	Financial	
	81%/100%	81%	81%/100%
(Per RBC Capital Markets)	*** (White)	*** (Purple)	Blackstone / H&F / KKR / TPG (Red)
Sources of Financing	▸ "The Buying Group has multiple sources of financing…with members of the Buying Group providing equity capital for the remainder of the proceeds…" ▸ The debt portion of the purchase price will be funded through a combination of bank and bond financing that will consist of the stapled financing offered through Citibank and/or financing offered by one or more of *** ▸ Debt commitments have been provided by Citibank, ***	▸ $1.8 billion debt offering, fully financed, not subject to contingency ▸ Equity offering of approximately 64.8 million shares at $40.75 per share	▸ B1&2: "The overall consideration to CenterPoint would be funded with a combination of committed equity capital from the Sponsors and 81% of a special distribution paid to all shareholders. The special distribution would be funded with a combination of newly issued debt and excess cash on the balance sheet of Texas Genco." ▸ Sponsors prepared to commit up to $1,042 million in sponsor equity and execute the Equity Commitment Letter upon execution of a definitive agreement ▸ $2,500 million in bank and bond financing on a fully committed basis from Goldman Sachs ▸ "The amount and types of indebtedness would be the same in the Sponsored Recap (with or without a 338(h)(10) election) and the 100% Transaction."
Proposed Timing to Sign Definitive Agreement	▸ July 15, 2004	▸ Proposal remains open until July 12, 2004 ▸ "…we expect the time period between signing definitive documentation and closing should be no more than 30 days."."	▸ "Our offer will remain open through 5:00pm, New York City time, on Friday, July 2, 2004, unless rejected in writing by CenterPoint prior to that time or disclosed to any person other than CenterPoint or… the Board of Texas Genco or their respective representatives without our prior consent." ▸ "We stand ready to commence negotiations immediately and anticipate that we can finalize our agreement with CenterPoint within 10 days"
Proposed Timing to Close	▸ December 31, 2004	▸ "…we expect the time period between signing definitive documentation and closing should be no more than 30 days."."	▸ Not Specified
Level of Senior Review	▸ Senior members of each sponsor who each have "authorization to submit this offer, negotiate the terms and conditions of the acquisition, and complete the Transaction." ▸ Offer is not subject to any board or similar approvals for the members of the Buying Group	▸ Senior representatives and internal review process	▸ "We have received all necessary internal approvals and do not require any form of shareholders' or other corporate approval to complete the Sponsored Recap (with or without a 338(h)(10) election) or the 100% Transaction."
Potential Regulatory Review	▸ "We have had legal counsel analyze the process for obtaining regulatory approvals for the Transaction, including Nuclear Regulatory Commission approval of a transfer of the Company's interest in STP. Based on advice of counsel, we believe that such approvals can be obtained expeditiously…"	▸ "Regulatory counsel, *** has advised us that no regulatory approvals would be required for the proposed Transaction. We will provide notice of the Transaction to both the NRC and FERC."	▸ "…our proposal will not require Texas PUC approval." ▸ "…we are confident in our ability to obtain NRC approval expeditiously…We would envision that a joint application for the indirect license transfer would be filed with the NRC by STP and the Sponsors." ▸ "…we do not believe our proposal presents any antitrust risk…we are prepared to bear antitrust risk related to the deal."

Strictly Private and Highly Confidential

6

RBC Capital Markets

3rd Round Bids: “Best and Final” Definitive Acquisition Proposal Analysis

	Strategic / Financial	Financial
	81%/100%	81%	81%/100%
(Per RBC Capital Markets)	*** (White)	*** (Purple)	Blackstone / H&F / KKR / TPG (Red)
• Conditions / Issues

•      Mutually acceptable exclusivity period to reach agreement on the final terms of the acquisition agreement

•      Entry into a Transition Services Agreement with CenterPoint

•      For an acquisition of 100% of Texas Genco, approval of the transaction by a special committee of Texas Genco’s Board of Directors after receiving a fairness opinion

•      For an acquisition of CenterPoint’s 81% interest in Texas Genco, approval by a special committee for Texas Genco to incur acquisition-related indebtedness and payment of the cash dividend to stockholders contemplated in the Citigroup stapled financing proposal without restriction

•      Receipt of appropriate government, regulatory and other necessary approvals

•      Company delivered on a debt-free basis (other than the debt incurred to finance transaction and/or increase stake in the South Texas Project)

•      Completion of due diligence

•      Completion of limited remaining due diligence items

•      Execution of the debt offering and payment of the special dividend

•      Agreement that the three CenterPoint non-executive representatives to the Texas Genco Board of Directors resign at closing and the appointment of four new Directors to be identified by the non-CenterPoint members of the Board

•      Customary limitations by CenterPoint and Texas Genco on certain extraordinary corporate actions pending closing

•      Required regulatory notices made to FERC and NRC

•      The 100% transaction is contingent upon receipt of a positive recommendation from the Board of Texas Genco

•      In a Sponsored Recap (acquisition of 81%) the following would be required of the Board of Texas Genco: (i) approval for Texas Genco to incur the required indebtedness, (ii) approval of operating covenants and representations as reflected in the proposed agreement the sponsors submitted with their June 18th proposal and the current proposal and (iii) delivery of control of the Board at closing

•      Completion of due diligence

• Bid Package Contents	• “Best and Final” Definitive Acquisition Proposal • Revised Commitment letter from Citigroup

•      “Best and Final” Definitive Acquisition Proposal

•      Form of purchase agreement

•      Form of subsequent purchase agreement

•      Form of *** debt commitment letter

•      List of selected investors

•      Letter from ***

•      Investor clarifications outline

•      Indicative timeline

•      Letter from *** (Tax Analysis)

•      “Best and Final” Definitive Acquisition Proposal

•      TGH Acquisition Corp. Commitment Letter – Annex A

•      Goldman Sachs Commitment Letter – Annex B

•      Legal Due Diligence Follow up – Annex C

•      Legal Due Diligence Follow up – Annex D

3rd Round Bids: “Best and Final” Definitive Acquisition Proposal Analysis

	Strategic / Financial	Financial
	81%/100%	81%	81%/100%
(Per RBC Capital Markets)	*** (White)	*** (Purple)	Blackstone / H&F / KKR / TPG (Red)
Definitive Agreement

•      Stock Purchase Agreement if Buyer acquires CenterPoint’s 81% interest and Merger Agreement if Buyer acquires 100% of Texas Genco

•      Summary comments to draft stock purchase agreement include expanding the Company’s representations and covenants, narrowing definition of Material Adverse Effect, sharing tax liabilities, and adding requirement that parties jointly make 338(h)(10) election

•      The summary comments also include expanding Buyer’s conditions to close, including no material adverse change in the business, debt financing consummated, sale of STP consummated if prior to signing a third party has agreed to purchase STP, and no revocation of special committee’s recommendation

•      Comments did not include adding any indemnification provisions

•      Form of initial purchase agreement is similar to underwriting agreement with substantial representations by Texas Genco and CenterPoint

•      Agreement also contemplates a registration rights agreement, new transition services agreement and lock-up agreement

•      Form of subsequent purchase agreement is between *** and *** and potential buyers, similar to private placement subscription agreement

•      Buyer’s comments to draft stock purchase agreement are substantial

•      The purchase agreement was revised to contemplate a merger

•      The revised agreement includes extensive representations and covenants by Texas Genco, a narrow definition of Material Adverse Effect, mutual indemnification for tax liabilities pre-closing and post-closing, cooperation covenant in connection with debt financing, no solicitation covenant, and indemnification by CenterPoint for breaches of representations, shareholder or creditor claims, decommissioning fund matters and asbestos claims

•      The revised agreement expands Buyer’s conditions to close, including no material adverse change in the business and consummation of debt financing

•      Third Round Bid does not address documentation for second and third steps of 100% transaction

•      In connection with an 81% transaction, sponsors are prepared to discuss with the Board of Texas Genco a simultaneous offer for minority stake at same consideration

3rd Round Bids: “Best and Final” Definitive Acquisition Proposal Analysis

	Strategic / Financial	Financial
	81%/100%	81%	81%/100%
(Per RBC Capital Markets)	*** (White)	*** (Purple)	Blackstone / H&F / KKR / TPG (Red)
Other Comments

•      Intent to sell Texas Genco’s interest in the South Texas Project concurrently with the closing of a transaction, if not sold prior to transaction; Buying Group prepared to proceed on the basis that Texas Genco retains its interest

•      If Buying Group and CenterPoint agree to make a 338(h)(10) election, Buying Group agrees to allocate at least $310 million of the aggregate purchase price to goodwill

• “We also stand prepared to engage in the value enhancing discussions regarding joint service opportunities and staple financing that we understand were afforded to the other bidders.”

•      The sponsors proposal is not contingent on the involvement of any strategic party

•      Sponsors favor continued implementation of commodity auctions by Texas Genco to sell capacity forward through 2008 and would seek to enter into an arrangement whereby (i) Texas Genco will continue to implement a forward sale program and (ii) the sponsors would be informed of and involved in future auctions of power by Texas Genco. In order to facility such agreement, the sponsors could offer a proprietary forward power sale alternative. The sponsors have received a form of commitment from J. Aron & Company that is immediately actionable and meets the requirement of the sponsor’s financing commitment.

•      In the 100% transaction, the sponsors “…have dedicated substantial resources to develop a proprietary structural alternative…that would provide CenterPoint with the ability to use the full amount of its tax loss carry forwards.” The 100% transaction is “…tax-equivalent to our Sponsored Recap without a 338(h)(10) election, creating no incremental tax cost to CenterPoint compared to a sale by CenterPoint of its stock on Texas Genco.” (See p.12 for proposed structure of 100% Transaction)

•      Sponsors envision that CenterPoint will negotiate exclusively with sponsors and then together present to the Board of Texas Genco

Bidder Contact	• *** • *** • *** • ***	• *** • ***	• Blackstone: David Foley • H&F: Philip Hammarskjold • KKR: Marc Lipshultz • TPG: Michael MacDougall
Bidder Legal Advisor(s)	• Not specified in 2nd or 3rd Round; ***mentioned in 1st Round	• *** • ***	• Simpson Thacher • Stroock & Stroock • Vinson & Elkins • Balch & Bingham
Bidder Investment Bank(s)	• The bidding group contemplates using one or several of the following for bank financing: Citigroup, ***, ***, and/or ***	• *** • ***	• Morgan Stanley • Goldman Sachs • Deutsche Bank

*** (Purple) 3rd Round – Alternate Structure 1

Debt Exchange and Partial Spin-off of Remaining Shares:

“This proposal would result in total after-tax proceeds to CenterPoint of approximately $2.1 billion in a combination of cash and debt reduction plus the tax-free distribution to CenterPoint shareholders of approximately $675 million of Texas Genco shares.” Upon CenterPoint’s completion of the Debt Offering and Special Dividend, CenterPoint would (a) exchange approximately 39.9 million shares of Texas Genco (representing 49.9% of the outstanding shares of Texas Genco) with the *** for debt securities of CenterPoint or its subsidiaries, and (b) distribute the remaining 24.8 million shares to CenterPoint shareholders in a tax-free distribution (representing 31.1% of total outstanding shares of Texas Genco). The steps in the transaction include:

I.	Texas Genco Special Dividend: Texas Genco would pay the Special Dividend of $18.75 per share. The Texas Genco minority shareholders would similarly enjoy this distribution;
II.

CenterPoint Debt/Texas Genco Equity Exchange: Investors, through ***, would expend approximately $880 million to purchase long term debt securities of CenterPoint in the market, or under a tender offer, as determined with, and agreed to by, CenterPoint. The purchased debt would then be exchanged for 39.9 million shares (49.9%) of Texas Genco shares in a transaction that would be tax-free to CenterPoint; and

III.

Distribution of Remaining Texas Genco Shares: Simultaneously with the transactions above, the remaining 24.8 million Texas Genco shares would be distributed pro rata to CenterPoint shareholders on a tax-free basis. Based upon the current Texas Genco trading price, and taking into account the pre-transaction dividend, this would amount to a tax-free distribution of shares having a current value of $27.21 per share (an aggregate distribution of approximately $675 million), which is not possible or available in a straight sale transaction

Source: *** Definitive Acquisition Proposal dated June 22, 2004.

*** (Purple) 3rd Round – Alternate Structure 2

Cash Rich Split-off:

“This proposal would result in total proceeds to CenterPoint of approximately $2.5 billion in cash (after-tax) plus $150 million of Texas Genco midstream assets resulting in a substantially greater after-tax valuation.” Upon completion of the debt offering referenced above, Texas Genco would issue approximately 24.3 million of primary shares to the *** with subsequent resale to the investors (the “Equity Issuance”). The steps of the transaction are as follows:

I.	Texas Genco would contribute the proceeds of the Equity Issuance, the debt offering and approximately $150 million of midstream assets into a new wholly-owned subsidiary (“NewCo”)
II.	CenterPoint would exchange the shares of NewCo for the shares of Texas Genco owned by CenterPoint
III.	Texas Genco would cancel these shares

Consideration to CenterPoint would include:

(i)	Debt Offering: At least $1.5 billion of after-tax cash proceeds;
(ii)

Equity Issuance: Approximately $1.5 billion of after-tax proceeds or $40.75 per share for approximately 24.3 million primary Texas Genco shares. The number of shares issued at this price would be directly reduced by any upsizing of the debt offering;

(iii)	Midstream Assets: We have estimated a value of $150 million for the midstream assets at Texas Genco. These assets include the gas pipeline, gas storage and oil storage assets.

Source: *** Definitive Acquisition Proposal dated June 22, 2004.

Blackstone/H&F/KKR/TPG (Red) 3rd Round – 100% Transaction Structure

Blackstone/H&F/KKR/TPG 100% Transaction Structure

“In the event you wish to pursue a transaction involving the concurrent purchase of the Minority Interest, we have dedicated substantial resources to develop a proprietary structural alternative with our tax advisors that would expedite the tax-efficient receipt of consideration by all Texas Genco shareholders and would provide CenterPoint with the ability to use the full amount of its tax loss carry forwards. Since our discussion with your financial and legal advisors, we have enhanced the tax-efficiency of this structure (the “100% Transaction”), making it now tax-equivalent to our Sponsored Recap without a 338(h)(10) election, creating no incremental tax cost to CenterPoint compared to a sale by CenterPoint of its stock in Texas Genco. Given our increased per share offer price ($45.25 per share) and the incremental value created through the expedited receipt of consideration (approximately $1 per share), this structure offers significant benefits to both CenterPoint and Texas Genco’s other shareholders. The 100% Transaction, which would be contingent upon receipt of a positive recommendation from the Board of Texas Genco…”

The 100% Transaction involves the following steps:

I.

CenterPoint would form a new wholly-owned subsidiary which would then merge into Texas Genco. In that merger, the holders of the Minority Interest would receive $45.25 per share in cash, financed with new borrowings by Texas Genco and cash available at Texas Genco, and as a result, CenterPoint would own 100% of Texas Genco. We anticipate that the merger will be consummated within a period of three to four months, even assuming SEC review of the required disclosure document, so that the holders of the Minority Interest would receive cash consideration for the full value of their shares prior to receipt of approval from the NRC.

II.

On the following business day, Texas Genco, LP would then contribute its assets (other than its interest in the South Texas Project Nuclear Electric Generating Station (“STP”)) to a newly formed limited partnership that would be acquired by an entity formed by investment funds affiliated with the Sponsors. Texas Genco would distribute 100% of the proceeds from that sale to CenterPoint so that CenterPoint would receive consideration for the preponderance of the value of its shares prior to receipt of approval from the NRC.

III.

Upon receipt of NRC approval, an entity formed by investment funds affiliated with the Sponsors would then acquire Texas Genco from CenterPoint for the remainder of the $45.25 per share in cash, providing CenterPoint with the same aggregate per share consideration as the Minority Interest shareholders

The existence of this structure and its terms remain subject to the confidentiality agreement between the Sponsors and CenterPoint dated June 23, 2004. Prior to disclosure to Texas Genco or its representatives, Texas Genco would need to enter into a similar confidentiality agreement.

Texas Genco Summary Market Statistics

LTM Price Volume Chart (7/1/03 – 7/1/04)	Statistics

Market Statistics

($ in millions, except per share amounts)

Price as of 07/01/04 $44.92

Price as of 04/15/04(1) 34.80

Price as of 06/18/04(2) 43.86

Market Capitalization as of 07/01/04 $3,593.6

Market Capitalization as of 04/15/04(1) 2,784.0

Market Capitalization as of 06/18/04(2) 3,508.8

Capitalization Statistics (as of 3/31/2004)

($ in millions)

Cash $0.3

Total Debt 0.0

Preferred Securities 0.0

Common Equity 3,074.1

Ownership Statistics

Shares Outstanding(3) 80,000,000

CenterPoint Ownership(3) 64,764,240

Public Ownership(3) 15,235,760

Texas Genco Projections(4)

2005E EBITDA $543.3

2005E EBIT $354.2

Source: Bloomberg

(1)	Non-Binding Indication of Interest deadline.
(2)	Definitive Acquisition Proposal deadline.
(3)	Source: TGN Definitive Proxy Statement dated 4/23/04.
(4)	TGN projections as provided by the company for inclusion in the virtual Data Room.